                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2003

                                  WACOAL CORP.
                (Translation of Registrant's Name into English)

                     29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Item 1.    Notice of the Company's 55th Ordinary General Meeting of           3
           Shareholders to be held in Kyoto, Japan on June 27, 2003

Signatures                                                                    5

Exhibit Index                                                                 6

Exhibit 1  Notice of the Company's 55th Ordinary General Meeting of           7
           Shareholders to be held in Kyoto, Japan on June 27, 2003

Item 1. NOTICE OF THE COMPANY'S 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN KYOTO, JAPAN ON JUNE 27, 2003

         On June 9, 2003, we distributed to our shareholders and American Depositary Receipt holders through the Bank of New York a notice of our 55th ordinary general meeting of shareholders to be held in Kyoto, Japan on June 27, 2003. Included with the notice was the Company's Business Report for the period from April 1, 2002 through March 31, 2003. Attached as Exhibit 1 hereto are copies of the English translations of the notice regarding the Company's 55th ordinary general meeting of shareholders and the Business Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The attached Business Report for the period from April 1, 2002 through March 31, 2003 contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in section 1.(5) of the Business Report entitled "Business Strategies", and elsewhere in the Business Report.

         Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached Business Report. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

         - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

         - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

         - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

         - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in China and other lower-cost countries, and through other efforts;

         - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

         - Our ability to further develop our catalog and Internet sales capabilities;

         - Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationships with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

         -    Effects of seasonality on our business and performance;

         -    Our ability to maintain adequate liquidity and capital resources;

         - Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

         - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

         The information contained in the section entitled "Item 3 - Key Information - Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached Business Report. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

         We undertake no obligation to update any forward-looking statements contained in the attached Business Report, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 WACOAL CORP.
                                 (Registrant)

                                 By: /s/ Nobuhiro Matsuda
                                    --------------------------------------------
                                    Nobuhiro Matsuda
                                    Corporate Officer
                                    Director of Finance, Corporate Planning

Date: June 20, 2003

                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----
Exhibit 1  Notice of the Company's 55th Ordinary General Meeting of           7
           Shareholders to be held in Kyoto, Japan on June 27, 2003

                                    EXHIBIT 1

      NOTICE OF THE COMPANY'S 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                   TO BE HELD IN KYOTO, JAPAN ON JUNE 27, 2003

                   NOTICE OF THE 55TH ORDINARY GENERAL MEETING

                                 OF SHAREHOLDERS

                   TO BE HELD IN KYOTO, JAPAN ON JUNE 27, 2003

         (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan and include the accounts of Wacoal Corp. only.

They should not be confused with consolidated results.)

                                  WACOAL CORP.

                                  KYOTO, JAPAN

                                                                    June 9, 2003

TO OUR SHAREHOLDERS

                                                       WACOAL CORP.
                                                       29, Nakajima-cho
                                                       Kisshoin, Minami-ku
                                                       Kyoto 601-8530, Japan

                                                       Yoshikata Tsukamoto
                                                       President and
                                                       Representative Director

           NOTICE OF THE 55TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

         This is to inform you that the Company's 55th Ordinary General Meeting of Shareholders will be held as described below.

         You are cordially invited to attend the Meeting.

         IF IT IS INCONVENIENT FOR YOU TO ATTEND THE MEETING, YOU ARE CORDIALLY REQUESTED TO CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND TO MAIL THE BALLOT WITH YOUR SEAL DULY AFFIXED THERETO SHOWING YOUR CONSENT OR DISSENT SO THAT WE CAN RECEIVE IT NOT LATER THAN JUNE 26, 2003 (THURSDAY).

                                   Particulars

1.       Date:    At 10:00 a.m., Friday, June 27, 2003

2.       Place:   The Hall on the 10th floor of the Head Office of Wacoal Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan
                  (on the west side of the Nishi-Oji Station on the JR line)

                  (Please refer to the map at the back of this notice.)

3.       Purpose of Meeting:

         Matters to be reported:

                  Presentation of the Business Report, Balance Sheet and Statement of Income for the 55th fiscal year from April 1, 2002 through March 31, 2003

         Matters to be resolved:

                  Agenda Item No. 1:    Approval of the proposed appropriation
                                        of retained earnings for the 55th fiscal year

                  Agenda Item No. 2:    Acquisition of Company's own stock

                                        The substance of this proposed agenda
                                        item is as set forth on page 24 of
                                        "Reference Materials Concerning the
                                        Exercise of Vote."

                  Agenda Item No. 3:    Amendment of a part of the Articles of
                                        Incorporation

                                        The substance of this proposed agenda
                                        item is as set forth on pages 24 to 26
                                        of "Reference Materials Concerning the
                                        Exercise of Vote."

                  Agenda Item No. 4:    Election of three Directors

                  Agenda Item No. 5:    Election of two Statutory Auditors

                  Agenda Item No. 6:    Payment of retirement benefits to
                                        retiring Directors

                               * * * * * * * * * *

         If you attend the Meeting on the appointed date, please bring with you the ballot enclosed herewith, and surrender it to the receptionist at the location of the Meeting.

                           MATTERS TO BE REPORTED AND
                  SUPPLEMENTARY SCHEDULES FOR AGENDA ITEM NO. 1

                                 BUSINESS REPORT
            FOR THE PERIOD FROM APRIL 1, 2002 THROUGH MARCH 31, 2003

1.       SUMMARY OF OPERATIONS

(1)      BUSINESS DEVELOPMENTS AND RESULTS

         The Japanese economy this term remained in an increasingly severe deflationary spiral characterized by declining personal consumption in line with falling income and rising employment uncertainty in the face of deteriorating business performance of companies, coupled with global political uncertainty and falling stock prices.

         Business results in the women's fashion industry were decided by responses to environmental changes, such as the emergence of new business styles and the expansion of demand for new products targeted to young- and middle/senior-age customers.

         In this economic environment, the Company strove to enhance its product lines and to develop products meeting consumer needs focusing on intimate apparel, and endeavored to actively develop interface with new customers, including Company operated stores. In Wacoal brand products, the Company's summer campaign product "T-Shirt Bra NAMI NAMI" and autumn campaign product "Shakitto Bra" were well received. Also, the intimate apparel targeted to middle and senior age women such as "La Vie Aisee" and "Gra-P" continued to attract favorable demand. In the Wing brand products, the autumn-winter campaign product "Kyutto Up Pants, Air-Through Type" showed favorable results, and "Lesiage", a highly sensitive product for chain stores, also gained popularity.

         In the SPA business, the number of stores and their sales continued to increase, with the Company actively opening new stores so that there were more than 50 stores at the end of the period.

         Other than intimate apparel, the sports-related product "CW-X" increased its sales, thanks in part to an advertising campaign using baseball player Ichiro Suzuki.

         As a result, in spite of severe economic circumstances, such as a decline in consumption and depression of the distribution industry, net sales for this fiscal year were Y128.641 billion, showing an increase of 0.2% over the previous year.

         The Company pursued management efficiencies and cost reduction by structural reform to increase profit. As a result, ordinary profit for this year was Y9.517 billion, an increase of 4.5% over the previous year.

         On the other hand, net income for this fiscal year was Y3.013 billion showing a decrease by 37.3% compared to the previous year. This was mainly attributable to valuation losses of listed investment securities held by the Company in line with the recent decline of share prices as well as additional benefits payments for flexible age retirement, due to the flexible application of the employee age-limit retirement system.

         As for overseas operations, domestic sales of affiliated companies in Asia generally showed steady results. In the U.S. market, in spite of a market-wide decline in overall high-grade innerwear, Wacoal brand showed favorable sales and exceeded the previous year's results.

(2)      SUMMARY OF OPERATIONS BY PRODUCT CATEGORY

INTIMATE APPAREL

(Foundation Garments and Lingerie)

         In Wacoal brand, the summer campaign products "T-Shirts Bra NAMI NAMI" and "NAMI NAMI Pants" were well received for their newly-developed material and innovative design. An autumn campaign product "Shakitto Bra" also achieved sales volume exceeding forecasts. This brassiere was the result of Wacoal's research and development based on an innovative idea of improving posture by supporting the breast bones, and is a highly sophisticated product that only Wacoal can produce. Value-added brands such as "La Vie Aisee" and "Gra-P", products aimed at middle-age women, "Parfage", a brand for department stores and "Salute", a brand for specialty stores, showed steady sales. In Wing brand, "Kyutto Up Pants, Air-Through Type", a autumn and winter campaign product, and "Lesiage", a highly sensitive product for chain stores, gained public favor.

         However, the Company's intimate apparel core product group in Wacoal brand and Wing brand had a tough year, affected by weak consumer spending, and also by store closings from slumping business in the distribution industry. The sales of foundation garments and lingerie showed a decline of 1.1% compared to the previous year.

(Nightwear)

         The Company undertook re-composition of brands to reflect the changing lifestyle of its customers. Among the newly launched brands, "tsumori chisato" in particular showed favorable sales. In Wing brand, the Company conducted active promotions targeted on the gift market such as "Mother's Day" and "Respect-for-the-Aged Day". As a result, sales increased by 1.5% over the previous year.

(Children's Underwear)

         In children's underwear, junior brassieres, paired shorts and underwear had a strong showing. By channel category, sales in department stores were weak, while the products sold in general merchandising stores showed steady sales. As a result, sales increased by 3.6% over the previous year.

OUTERWEAR AND SPORTSWEAR

         In outerwear, sales increased, especially through catalog sales.

         As for sportswear, "CW-X" was actively promoted by an advertising campaign using the baseball player Ichiro and showed extremely favorable sales, resulting in a 4.3% increase of sales over the previous year.

HOSIERY

         In hosiery, "calecon" continued to show good results. A new material, "Garret", was introduced aiming to increase sales, but the overall pantyhose industry was affected by the weak economy, and sales of hosiery decreased by 5.9% compared with the previous year.

HOUSING AND RESTAURANT BUSINESSES, CULTURAL PROJECTS, SERVICES & OTHERS

         The housing group expanded sales by increasing new sales contracts.

         In other business categories, while sales of the restaurant business decreased due to the closure of branch stores, the cultural projects and services business showed steady sales especially in "amoem", a total beauty salon with esthetic and nail services, and the variety store "Spiral Market". As a result, sales increased by 9.6% over the previous year.

Sales by Product Category

                                                            Amount                           % (Previous
              Product Category                         (Millions of yen)          %        Fiscal Year: 100)
              ----------------                         -----------------        -----      -----------------
INTIMATE APPAREL
      Foundation Garments & Lingerie                           96,679            75.1              98.9
      Nightwear                                                10,891             8.5             101.5
      Children's Underwear                                      2,294             1.8             103.6
      Total                                                   109,866            85.4              99.3
OUTERWEAR & SPORTSWEAR                                          7,209             5.6             104.3
HOSIERY                                                         1,672             1.3              94.1
OTHER TEXTILES AND RELATED PRODUCTS                             3,701             2.9             108.2
HOUSING AND RESTAURANT BUSINESSES, CULTURAL                     6,192             4.8             109.6
   PROJECTS, SERVICES & OTHERS
GRAND TOTAL                                                   128,641           100.0             100.2

(3)      CAPITAL EXPENDITURES AND FINANCING

         (a)      Capital Expenditures

                  No major facilities were completed during this fiscal year.

         (b)      Financing

                  The Company did not engage in any financing through issuance of common stock or bonds during this fiscal year.

(4)      CHANGES IN RESULTS OF OPERATIONS AND STATE OF ASSETS

                                                      (Amount: Millions of yen (unless otherwise indicated)
                                                                             %: Previous Fiscal Year = 100)
-----------------------------------------------------------------------------------------------------------
                         1999 (4/'99-       2000 (4/'00-       2001 (4/'01-             2002 (4/'02-3/'03)
                         3/'00) 52nd        3/'01) 53rd        3/'02) 54th              55th Fiscal Year
                         Fiscal Year        Fiscal Year        Fiscal Year            (current fiscal year)
-----------------------------------------------------------------------------------------------------------
Net sales                132,018             128,566            128,431            128,641         100.2 (%)
-----------------------------------------------------------------------------------------------------------
Ordinary profit           10,936               9,619              9,107              9,517         104.5
-----------------------------------------------------------------------------------------------------------
Net income                 6,416               4,741              4,804              3,013          62.7
-----------------------------------------------------------------------------------------------------------
Net income per share       41.63 yen           30.99 yen          32.03 yen                  19.99 yen
-----------------------------------------------------------------------------------------------------------
Total assets             184,961             201,734            192,128            189,019          98.4
-----------------------------------------------------------------------------------------------------------
Net assets               153,295             162,046            158,412            155,714          98.3
-----------------------------------------------------------------------------------------------------------
Net assets per share      994.67 yen        1,072.33 yen       1,062.38 yen                 1,062.12 yen
-----------------------------------------------------------------------------------------------------------

---------------------
(Note)

         Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Net assets per share is calculated based on the number of outstanding shares as of the end of each fiscal year. Starting from the 54th fiscal year, the number of Company shares owned by the Company is omitted in calculating the average number of outstanding shares during fiscal year and the number of outstanding shares as of the end of the fiscal year.

         Starting this fiscal year, "Accounting Standards for Net Income Per Share" (Accounting Standard No. 2) and "Guidelines for Application of Accounting Standards for Net Income Per Share" (Guidelines for Application of Accounting Standard No. 4) have been applied.

(5)      BUSINESS STRATEGIES

         With respect to future economic conditions, overall business conditions are still slow due to the pressure of mounting unrealized losses on shares held by banks and other companies along with the domestic stock market decline. As expectation of a recovery in personal consumption is also low, it is anticipated that such stagnation will continue during the near term. In overseas developments, the uncertainty of the global situation after the end of the Iraq War has intensified, and the decrease in profits from tourism and the restriction on international corporate activities due to the spread of Severe Acute Respiratory Syndrome (SARS) in Asian regions such as Guangdong in China and Hong Kong have had a severe impact on the economy in Asian countries and countries outside Asia, and will result in further economic downturn in Japan.

         In the domestic women's fashion apparel industry, despite a relative bottoming-out of deflation, overall the industry is still affected by a continued shift toward selective spending by consumers focusing on a balance of price and value. As for the overall distribution industry, structural change has been severe in recent years, and in order to achieve favorable results, companies must respond appropriately to such trends.

         Under these circumstances, the Company will make further efforts in developing products that will be appreciated by each generation of consumers, and will take active measures to enhance its relationship with customers such as in SPA business and via mail order sales by catalogs and the Internet. The Company will also continue to promote structural reform to enhance management efficiency and cost reduction, and improve quality control.

         As part of these endeavors, the Company is promoting brands such as "La Vie Aisee" and "Gra-P" targeted at middle- and senior-age women, with an effort to develop new markets and stores in light of Japan's aging society. We will continue to increase the number of direct shops for brands including "amphi", "une nana cool", "Subito" and "Sur la plage", which are aimed at the young and young carrier-age customers.

         Your continued support and cooperation will be greatly appreciated.

2.       SUMMARY OF THE COMPANY (as of March 31, 2003)

(1)      MAIN LINE OF PRODUCTS

                  Classification                                             Products
                  --------------                                             --------
INTIMATE APPAREL
        Foundation Garments & Lingerie                    Brassieres, Girdles, Bodysuits, Slips, Braslips,
                                                          Briefs, etc.
        Nightwear                                         Negligees, Pajamas, etc.
        Children's Underwear                              Sleepwear, Lingerie, etc.
OUTERWEAR & SPORTSWEAR                                    Suits, One-Piece Dresses, Pants, Swimsuits,
                                                          Conditioning Wear, etc.
HOSIERY                                                   Pantyhose, Tights, etc.
OTHER TEXTILES AND RELATED PRODUCTS                       Shoes, other Fashion Goods, etc.
HOUSING AND RESTAURANT BUSINESSES, CULTURAL PROJECTS,     Home Furnishings, Interior Construction, Planning
   SERVICES & OTHERS                                      and Execution, Restaurant Business, Cultural
                                                          Projects, Services, etc.

(2)      MAIN SALES OFFICES

         (a)      Head Office

                  29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

         (b)      Sales Offices

                  Wacoal Brand Operation Division (Kyoto), Tokyo Sales Office, Sapporo Sales Office, Osaka Sales Office, Nagoya Sales Office, Fukuoka Sales Office

                  Wing Brand Operation Division (Kyoto), Tokyo Branch of Wing Brand Operation Division,

                  Catalog Sales Operation Department (Kyoto), Wellness Operation Department (Kyoto), Interior Design Operation Department (Tokyo), Spiral Sales Department (Tokyo)

(3)      INFORMATION CONCERNING SHARES

         (a)      Total number of shares authorized to be issued
                  232,500,000 shares

                  The total number of shares authorized to be issued by the Company has been reduced by 2,500,000 shares compared with the previous year, as a result of the Company's purchase and cancellation of its own stock using retained earnings.

         (b)      Total number of issued and outstanding shares
                  146,616,685 shares

                  Reduction during this fiscal year
                  Reduction due to purchase and cancellation of its own stock using retained earnings:
                  2,500,000 shares

         (c) Total number of shareholders as of the end of this fiscal year 13,037 persons

         (d)      Principal shareholders

                                                  Number of shares of the        Number of shares of a
                                                     Company held by            shareholder held by the
    Name of shareholder                                shareholder                     Company
    -------------------                         ---------------------------   ---------------------------
                                                                (Percentage                  (Percentage
                                                (Thousands of    of voting    (Thousands      of voting
                                                   shares)        rights)      of shares)      rights)
Meiji Life Insurance Company                        6,600          4.53             -               -
Nippon Life Insurance Company                       6,474          4.44             -               -
Mizuho Corporate Bank, Ltd.                         5,420          3.72             -               -*(2)
The Bank of Tokyo-Mitsubishi,                       4,876          3.34             -               -*(1)
  Ltd.
The Master Trust Bank of Japan,                     3,829          2.63             -               -
  Ltd. (Trustee)
The Bank of New York, Treaty                        3,665          2.51             -               -
  JASDEC Account
The Bank of Kyoto, Ltd.                             3,511          2.41         1,898            0.58
The Shiga Bank, Ltd.                                3,376          2.32         1,767            0.73
The Mitsubishi Trust and
  Banking Corporation                               3,360          2.30             -               -*(1)
Ryoko Art Corporation                               3,300          2.26             -               -

---------------------
(Notes)

         *1 The Company holds 3,000 shares of common stock of Mitsubishi Tokyo Financial Group, Inc., the holding company of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation, and its shareholding ratio therein is 0.05%.

         *2 The Company holds 3,000 shares of common stock of Mizuho Financial Group, Inc., the holding company of Mizuho Corporate Bank, and its shareholding ratio therein is 0.04%.

(4)      ACQUISITION, DISPOSAL, ETC., AND HOLDING OF OWN STOCK

         (a)      Shares acquired

                  Acquisition pursuant to a board resolution in accordance with the provisions of Paragraph 1, Article 210 of the Commercial
                  Code:

                  Common stock                                 2,500,000 shares
                  Total acquisition cost                      2,307,500,000 yen

                  Acquisition by purchase of shares not comprising a full "tangen" unit:

                  Common stock                                    41,263 shares
                  Total acquisition cost                         39,909,000 yen

         (b)      Shares disposed

                  The Company did not dispose of any of its shares during this fiscal year.

         (c)      Shares cancelled (as of February 28, 2003)

                  Common stock                                 2,500,000 shares

         (d)      Shares held by the Company as of the end of this fiscal year

                  Common stock                                    46,254 shares

(5)      EMPLOYEES

                        Number of         Increase or decrease from                           Average years of
Classification          employees           previous fiscal year            Average age           service
--------------          ---------         -------------------------         -----------       ----------------
Men                         889               Decreased by 20               44.0 years            20.0 years
Women                     3,640               Decreased by 17               34.6 years             8.8 years
Total                     4,529               Decreased by 37               36.5 years            11.0 years

---------------------
(Note)

         The number of employees is the number of personnel at work.

(6)      GROUP ACTIVITIES

         (a)     Principal Subsidiaries

                                                  Stated
                                                  capital        Voting
                                                 (Millions       rights
 Name of Company                  Location        of yen)         (%)               Main business
--------------------          ----------------  -----------      ------    --------------------------------
Studio Five Corp.             Shinjuku-ku,           50            100     Manufacture and sale of garments
                              Tokyo

Point Up Inc.                 Minato-ku, Tokyo       50            100     Same as above

Torica Inc.                   Ibaragi-shi,           92           53.3     Sewing and other processing of
                              Osaka                                        textiles

Nanasai Co., Ltd.             Ukyo-ku, Kyoto        498           67.0     Manufacture and sale of
                                                                           mannequins and display fixtures;
                                                                           interior design and construction
                                                                           work of stores

Wacoal International          New York, U.S.A.  U.S.$20,000        100     Investment in subsidiary
  Corp.                                         thousand                   companies in U.S.A.

Wacoal America                New York, U.S.A.  U.S.$2,062         100     Manufacture and sale of garments
  Inc.*                                         thousand

---------------------
(Note)

         * Wacoal America Inc. is a wholly-owned subsidiary of Wacoal International Corp., a subsidiary of Wacoal Corp.

         (b)      Developments and Results of Group Activities During this
                  Fiscal Year

                  Developments of Group Activities

                           In order to expand "CW-X" business globally, Wacoal
                  Sports Science Corp., wholly-owned by Wacoal International Corp., was established in New York, USA on August 2, 2002. Wacoal (Shanghai) Human Science R&D Co., Ltd., wholly-owned by the Company, was also established in Shanghai, People's Republic of China, on October 1, 2002 as a basis for the establishment of the Wacoal brand in countries centered around the giant market of China.

                           In addition, on August 1, 2002, WJ Co., Ltd., a joint
                  venture company with World Co., Ltd., was established.

                  Results of Group Activities

                           The Company's consolidated subsidiaries are comprised
                  of 36 companies, including the 6 principal subsidiaries provided in (a) above, and the Company has 6 affiliates (accounted for by the equity method of accounting).

                           Based on U.S. accounting principles, consolidated net
                  sales for this fiscal year amounted to Y163,709 million, an increase of 0.5% over the previous year. Consolidated net income for this fiscal year amounted to Y2,898 million, a decrease of 41.8% compared with the previous year.

(7)      DIRECTORS AND AUDITORS

President and Representative Director                            Yoshikata Tsukamoto

Senior Managing Directors

         Supervisor for Business Strategy and Business           Hiroshi Sakagami *(2)
         Support Staff; Supervisor for Corporate
         Communication Center; Supervisor for Dubleve
         Sales Department; Supervisor for Interior Design
         Operation Department

         General Manager of Wacoal Brand Operation               Kazuaki Ichihashi
         Division

Managing Directors

         Supervisor for Personnel, General Administration        Shoichi Suezawa *(2)
         and Accounting Staff; Supervisor for Spiral Sales
         Department

Directors

         General Manager of International Operation              Toru Ochiai *(2)
         Division

         General Manager of Direct Store Control Office;         Masayuki Yamamoto

         General Manager of Direct Retail Operation
         Division

         Deputy General Manager of International                 Susumu Miyamoto
         Operation Division; Supervisor for China

         General Manager of Wing Brand                           Yuzo Ito
         Operation Division

         General Manager of Distribution Control                 Junichiro Sato
         Department

         Chief of President's Office; General Manager            Michihiko Kato *(2)
         of Administration Department

         General Manager of Life Stage Operation                 Kazuyasu Iida
         Department; General Manager of Marketing
         Promotion Department

         Chief of Human Science Research Center                  Hisami Kashitani

         General Manager of Wellness Operation                   Tatsuya Kondo *(3)
         Department

Full-time Statutory Auditors

                         ?                                       Hirokazu Fujita

                         ?                                       Seiji Sumi

Statutory Auditor

                         ?                                       Riichiro Okano*1

         Certified Public Accountant                             Noboru Unabara*1

---------------------
(Notes)

         *(1) Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

         *(2) The following assignment has been given according to changes in the organization of the Company, as from April 1, 2003:

         Senior Managing Director

                  Hiroshi Sakagami  General Manager of International Operation
                                    Division; Supervisor for Business Strategy and Business Support Staff; Supervisor for Dubleve

                                    Sales Department; Supervisor for Interior
                                    Design Operation Department

         Managing Director

                  Shoichi Suezawa   Chief of President's Office; Supervisor for
                                    Personnel, General Administration and
                                    Accounting Staff; Supervisor for Spiral
                                    Sales Department

         Directors

                 Toru Ochiai       In charge of President's Special Mission

                 Michihiko Kato    Supervisor for Corporate Communication Center

         3. Director and Statutory Auditor who were appointed during this fiscal year

Position at Appointment            Name                     Date of Appointment
-----------------------            ----                     -------------------
      Director                 Tatsuya Kondo                   June 27, 2002

         4. Director and Statutory Auditors who retired during this fiscal year

       Position at Retirement                        Name                   Date of Retirement
       ----------------------                        ----                   ------------------
Executive Vice President and Director          Eiji Kojima                     June 27, 2002
Executive Vice President and Director          Yoji Kawasaki                   June 27, 2002
Senior Managing Director                       Yoshiyuki Wada                  June 27, 2002
Managing Director                              Katsuhiko Tanaka                June 27, 2002

                                  BALANCE SHEET
                                 MARCH 31, 2003

                                                               (Millions of yen)

                       ASSETS                                                LIABILITIES
------------------------------------------------------   ---------------------------------------------------
CURRENT ASSETS                                  94,526   CURRENT LIABILITIES                          26,676
   Cash and bank deposits                       22,911      Notes payable                                653
   Notes receivable                              1,038      Accounts payable-trade                    10,363
   Accounts receivable-trade                    13,565      Accounts payable-other                     5,848
   Marketable securities                        29,735      Accrued expenses                             489
   Finished goods                               15,633      Corporation and inhabitants                2,550
   Raw materials                                   194        taxes payable
   Work in process                                  67      Provision for bonus payments               3,350
   Raw materials held by                         1,888      Provision for sales returns                1,480
     Subcontractors                                         Other current liabilities                  1,941
   Short-term loans                              5,960
   Deferred tax assets                           3,063    LONG-TERM LIABILITIES                        6,628
   Other current assets                            612      Deferred tax liabilities                     126
   Allowance for doubtful                         (143)     Provision for retirement                   5,338
     Accounts                                                 benefits
                                                            Provision for officers'                      450
FIXED ASSETS                                    94,493        retirement benefits
  TANGIBLE FIXED ASSETS                         45,840      Other long-term liabilities                  713
   Buildings                                    21,714
                                                                                                     -------
   Structures                                      477      TOTAL LIABILITIES                         33,304
   Machinery & equipment                            21
   Vehicles                                         22   SHAREHOLDERS' EQUITY
   Tools, furniture & fixtures                   2,614    COMMON STOCK                                13,260
   Land                                         20,948    CAPITAL SURPLUS RESERVE                     25,273
   Temporary account for                            40      Additional paid-in capital                25,273
     Construction                                        EARNINGS SURPLUS RESERVE                    113,052
  INTANGIBLE FIXED ASSETS                        2,410      Legal reserve                              3,315
   Goodwill                                        367      Voluntary reserve                        105,367
   Leasehold right                                 585        Reserve for deferred gain on             2,367
                                                                sales of fixed assets
   Software                                      1,367        Reserve for equalization of              3,000
   Other intangible fixed assets                    89          dividend
  INVESTMENT & OTHER ASSETS                     46,242        General reserve                        100,000
   Investment in securities                     37,815      Unappropriated retained                    4,370
   Equity investment in                          4,997        earnings including net
     Subsidiaries                                             income for this fiscal year
   Long-term loans                                 643        of 3,013 million
   Lease deposits                                1,293   VARIANCE OF THE ESTIMATE OF                   4,170
   Other investments                             2,225   COMMON STOCKS, ETC.
   Allowance for doubtful Accounts                (733)
                                                         OWN STOCKS                                      (42)

                                                                                                     -------
                                                         TOTAL SHAREHOLDERS' EQUITY                  155,714

                                               -------                                               -------
   TOTAL ASSETS                                189,019   TOTAL LIABILITIES AND                       189,019
                                                           SHAREHOLDERS' EQUITY

---------------------
Amounts less than Y1 million are omitted.

                               STATEMENT OF INCOME
                            YEAR ENDED MARCH 31, 2003

                                                                   (Million yen)

(ORDINARY REVENUES & EXPENSES)
Operating income and expenses
   Operating income
      Net sales                                                                                   128,641
   Operating expenses
      Cost of sales                                                          66,296
      Selling, general and administrative expenses                           54,175               120,472
                                                                             ------               -------
   Operating income                                                                                 8,169

Non-operating income and expenses
   Non-operating income
      Interest income                                                           321
      Dividend income                                                           694
      Other                                                                     622                 1,638
                                                                             ------

   Non-operating expenses
      Interest expenses                                                           2
      Other                                                                     288                   290
                                                                             ------               -------
   Ordinary profit                                                                                  9,517

(EXTRAORDINARY GAINS & LOSSES)
   Extraordinary gains
      Gain on sales of fixed assets                                             547                   547
                                                                             ------               -------

   Extraordinary losses
      Loss on sales of fixed assets                                             631
      Valuation loss on investment in securities                              2,673
      Valuation loss on subsidiaries' shares                                     70
      Additional benefit amount for flexible age retirement                   1,246                 4,621
                                                                             ------               -------

Income before taxes                                                                                 5,443
Corporation, inhabitants and enterprise taxes                                                       4,559
Corporation taxes, etc., adjustment                                                                (2,130)
                                                                                                  -------
Net income                                                                                          3,013
Retained earnings, beginning of the year                                                            3,667
Cancellation of treasury stock                                                                      2,310
                                                                                                  -------
Retained earnings, end of the year                                                                  4,370

---------------------
Amounts less than Y1 million are omitted.

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1.       BASIS AND METHOD OF VALUATION OF SECURITIES

         Shares of subsidiaries and affiliates are stated at cost, as determined by the moving average method. Other securities with market value are stated using the market value method, based on market or other price at the year-end settlement date, and securities without market value are stated at cost, as determined by the moving average method. Furthermore, variance of the estimate of other securities is treated by the capitalization method and sales costs are calculated using the moving average method.

2.       BASIS AND METHOD OF VALUATION OF INVENTORIES

         Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out method.

3.       METHOD OF DEPRECIATION OF TANGIBLE FIXED ASSETS

         Depreciation of tangible fixed assets is computed by the declining balance method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is computed by the straight line method.

         Principal useful life are as follows:

             Buildings and structures                      5 to 50 years
             Machinery and equipment and vehicles          6 to 12 years
             Tools, furniture and fixtures                 5 to 20 years

4.       METHOD OF AMORTIZATION OF INTANGIBLE FIXED ASSETS

         Amortization of intangible fixed assets is computed by the straight line method. Amortization of software designed for internal use is computed by the straight line method based on internally expected useful life (5 years).

5.       BASIS OF ACCOUNTING OF ALLOWANCES AND PROVISIONS

         Allowance for doubtful accounts

         In order to provide for losses from bad debts such as accounts receivable and advances, etc., general credits are accounted for by the credit loss ratio, and special credits such as doubtful credits, etc., are accounted for by the expected irrecoverable amounts, after having been reviewed on their individual recoverability.

         Provision for bonus payments

         Provided for bonus payments to employees, based upon the expected amount to be provided.

         Provision for sales returns

         Provided for possible future returns of products sold in this fiscal year and is estimated based upon the Company's past experience.

         Provision for retirement benefits

         Provided in an amount calculated based on the actuarial present value of all retirement benefits attributable to employee services rendered prior to the end of this fiscal year and the fair value of plan assets at that date. The unrecognized prior service cost is amortized by the straight line method and charged to income over the number of years which does not exceed the average remaining years of employment at the time when the prior service cost is incurred (12 years). Actuarial gains and losses are recognized in expenses using the straight line method over constant years (12 years) within the average of the estimated remaining service lives of employees commencing with the following fiscal year.

         Provision for officers' retirement benefits

         Provided for payment of retirement benefits to officers. The amount accounted for is the amount required if all officers retired at the balance sheet date, in accordance with the Company's regulations. Such provision is required under Article 287-2 of the Commercial Code of Japan.

6.       ACCOUNTING FOR LEASE TRANSACTIONS

         Finance lease transactions (other than those in which ownership of leased assets is deemed to be transferred to lessees) are accounted by the method applicable to ordinary lease transactions.

7.       ACCOUNTING FOR CONSUMPTION TAX

         Consumption tax is accounted for by exclusion from each corresponding transaction.

8.       CHANGES IN ACCOUNTING POLICIES

         As from this fiscal year, the Company applies Accounting Standards for Treasury Stocks and Reversal of Legal Reserves (Accounting Standard No.
         1). The income for this term was not significantly affected by this application. Also as from this year, "Shareholders' Equity" in the balance sheet has been prepared in accordance with the Enforcement Order of the Commercial Code (Ministerial Ordinance of the Ministry of Justice No. 22 dated March 29, 2002). In addition, the Company applies Accounting Standards for Net Income Per Share (Accounting Standard No.
         2) and Guidelines for Application of Accounting Standards for Net Income Per Share (Guidelines for Application of Accounting Standard No.
         4) as of this year. There is no significant effect from this application.

NOTES TO THE BALANCE SHEET

1.       Short-term receivables from subsidiaries              Y 6,279 million
         Long-term receivables from subsidiaries               Y    50 million
         Short-term payables to subsidiaries                   Y10,733 million

2.       Accumulated depreciation of tangible fixed assets     Y28,217 million

3. In addition to the fixed assets recorded on the balance sheet, certain tools, furniture and fixtures (computers and related equipment, etc.) are utilized under lease contracts.

4.       Major assets accounted for in foreign currencies

         Investment securities       Yl,469 million (Baht 90,638 thousand,
                                     Rupiah 2,960 million, Won 5,066 million)

         Investment in subsidiaries  Y4,487 million (U.S.$20,000 thousand,
                                     NT$59,000 thousand, Euro 6,097 thousand,
                                     HK$ 24,827 thousand, RMB 40,003 thousand,
                                     Dong 46,716 million)

5.       Retirement benefit obligation and its breakdown:

                  Projected benefit obligation                 Y44,870 million
                  Plan assets                                 (Y24,565)million
                  Plan assets in retirement benefit trust     (Y 3,053)million
                  Unrecognized actuarial differences          (Y19,322)million
                  Unrecognized prior service cost               Y7,409 million
                  Provision for retirement benefits             Y5,338 million

         In accordance with the enforcement of the Law Concerning Defined Benefit Corporate Pension Plan, on January 30, 2003 the Company obtained an approval of exemption from future payment obligations regarding the surrogated portion of the employee pension fund from the Minister of Health, Labor and Welfare. The Company has not adopted the provisional measures provided in Paragraph 47-2 of the "Guidelines Regarding Accounting for Retirement Benefit (Interim Report)" (Report No. 13 of Accounting System Committee, The Japan Institute of Certified Public Accountants). However, if the Company adopts the provisional measures provided in Paragraph 47-2 of such guideline, Y4,580 million will be recognized as extraordinary gains.

6. Variance of the estimate of capital stocks, etc., in the amount of Y4,170 million is accounted for as net assets, as prescribed in
         Item 6, Paragraph 1, Article 290 of the Commercial Code of Japan. Accordingly, it is deducted from net assets in the calculation of distributable profit.

7.       Balance of guarantee obligations, etc., extended:

         Guarantee obligations:                                   Y467 million
         Letters of undertaking for management services:          Y833 million

8.       Net income per share               Y19.99

NOTES TO THE STATEMENT OF INCOME

1.       Sales to subsidiaries                                   Y2,826 million

         Purchase from subsidiaries                             Y24,348 million
         Raw materials sold to subsidiaries                     Y10,414 million
         Other operating transactions with subsidiaries          Y7,301 million
         Non-operating transactions with subsidiaries              Y216 million

                  PROPOSED APPROPRIATION OF RETAINED EARNINGS

Unappropriated retained earnings                                                              Y4,370,641,839

Reversal of reserve for deferred gain on sales of fixed assets                                Y   67,335,259

       Total                                                                                  Y4,437,977,098

To be appropriated as follows:
                                ______________________________________________

Cash dividends (Y13.50 per share)                                                             Y1,978,700,819

Officers' bonuses                                                                             Y   40,000,000
       Directors                                       Y37,200,000
       Statutory Auditors                              Y 2,800,000

Reserve for deferred gain on sales of fixed assets                                            Y   39,723,388

Unappropriated retained earnings carried forward                                              Y2,379,552,891

              CERTIFIED COPY OF THE INDEPENDENT ACCOUNTANTS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                     May 8, 2003

Board of Directors
Wacoal Corp.

                                  Tohmatsu & Co.
                                  Certified Public Accountants

                                  Representative Partner and Engagement Partner Koji Yabuki (Seal)

                                  Representative Partner and Engagement Partner Yasuhiro Onishi (Seal)

                                  Engagement Partner
                                  Hiroyuki Asaga (Seal)

         Pursuant to Article 2 of the "Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules (with respect to accounting matters only) of Wacoal Corp. for the 55th fiscal year from April 1, 2002 to March 31, 2003. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supporting schedules is borne by the Company's management, and our responsibility is limited to our opinions on such financial statements and supporting schedules from an independent standpoint.

         In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supporting schedules. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supporting schedules as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.

         As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the

         Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

         Neither we nor any of our partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

           CERTIFIED COPY OF REPORT OF THE BOARD OF STATUTORY AUDITORS

                                  AUDIT REPORT

         We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the execution of duties by the Directors during the 55th fiscal year from April 1, 2002 to March 31, 2003. Following discussion, we hereby report the results of our audit as follows:

1.       OUTLINE OF THE METHODS OF THE AUDIT BY STATUTORY AUDITORS

         Each of the Statutory Auditors have made the following examinations in accordance with the principles of audit and the assignment of the business responsibilities, etc., provided by the Board of Statutory Auditors:-

         (1) Each of the Statutory Auditors have attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors, inspected important documents including those evidencing business decisions made by the Directors, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested reports on the business from its subsidiaries.

         (2) Each of the Statutory Auditors have also requested reports and explanations from the Independent Accountants and examined the financial statements and the supplementary schedules.

         (3) Each of the Statutory Auditors have made a detailed examination by the aforesaid methods and, whenever necessary, through requesting reports from the Directors and others into any competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company, as prescribed in Paragraph 1, Article 109 of the Ministerial Ordinances of the Commercial Code of Japan.

2.       RESULTS OF THE AUDIT

(1) The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,

(2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation,

(3) In light of the condition of the Company's assets and other circumstances, we have nothing to point out with regard to the proposed appropriation of retained earnings,

(4) The supplementary schedules present fairly the information required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto, and

(5) With regard to the execution of duties by the Directors, including duties with regard to subsidiaries, there has been no misconduct or material matters that would constitute a violation of any laws or regulations of Japan or the Company's Articles of Incorporation.

         In addition, in connection with competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company, no activities have been performed by the Company's Directors which are contrary to their duties and responsibilities as Directors.

May 14, 2003

                                                   Wacoal Corp.
                                                   Board of Statutory Auditors

                                                   Hirokazu Fujita (Seal)
                                                   Full-time Statutory Auditor

                                                   Seiji Sumi (Seal)
                                                   Full-time Statutory Auditor

                                                   Riichiro Okano (Seal)
                                                   Statutory Auditor

                                                   Noboru Unabara (Seal)
                                                   Statutory Auditor

(Note)

         Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

               REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTE

1.       THE TOTAL NUMBER OF VOTING RIGHTS OWNED BY ALL THE SHAREHOLDERS

         145,797

2.       AGENDA AND REFERENCE MATERIALS

         AGENDA ITEM NO. 1: APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED
                            EARNINGS FOR THE 55TH FISCAL YEAR

         The content of the proposed agendum is as set forth on page 19. We propose to declare a dividend of Y13.50 per share with an aim to maintain a stable dividend payment.

         AGENDA ITEM NO. 2  ACQUISITION OF COMPANY'S OWN STOCK

         In order to ensure flexible execution of the Company's capital policy to deal with the changing business environment, we propose that the Company acquires up to 5 million shares of its common stock with a total acquisition cost of not more than Y5 billion, from the time of conclusion of this general meeting to the conclusion of the next ordinary general meeting of shareholders, pursuant to the provisions set forth in Article 210 of the Commercial Code of Japan.

         AGENDA ITEM NO. 3: AMENDMENT OF A PART OF THE ARTICLES OF INCORPORATION

(1)      Explanation of Amendment

         1) As the Company purchased and cancelled 2.5 million shares of its common stock using retained earnings on February 28, 2003, the total number of shares authorized to be issued by the Company provided in Article 5 (Total Number of Shares Authorized) of the Articles of Incorporation should be reduced by such number of shares so cancelled.

         2) Pursuant to the "Law to Amend Part of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" (Law No. 149 of 2001), the term of office for statutory auditors was extended to four years from the current three years, and such extended term shall be applied to the statutory auditors who assume office after the conclusion of this General Meeting of Shareholders. Therefore, necessary amendments are proposed for Article 30 (Term of Office of Statutory Auditors) of the current Articles of Incorporation.

         3) Pursuant to the provisions set forth in the "Law to Amend Part of the Commercial Code, etc." (Law No. 44 of 2002, effective as from April 1, 2003), the system of lapse of shares was established and the quorum for a special resolution at shareholders' meetings was eased. In accordance with these amendments, it is proposed to provide for the register of lost shares in Article 8 (Transfer Agent) of the current Articles of Incorporation, and add a provision regarding special resolutions to Article 14 (Resolutions) of the current Articles of Incorporation in order to ensure a necessary quorum for the General Meeting of Shareholders where a special resolution is required.

(2)      Content of Amendment

         The proposed amendment is as follows:

                                                                             (Parts to be amended are underlined.)
--------------------------------------------------          ------------------------------------------------------
                Current Provisions                                            Proposed Amendments
--------------------------------------------------          ------------------------------------------------------
Article 5.  (Total Number of Shares Authorized)             Article 5.  (Total Number of Shares Authorized)

     The total number of shares authorized to be                 The total number of shares authorized to be
issued by the Company shall be two hundred                  issued by the Company shall be two hundred thirty-two
thirty-five million (235,000,000) shares.                   million five hundred thousand (232,500,000) shares.

     Provided, however, that in the case of                      Provided, however, that in the case of
cancellation of shares, the total number of shares          cancellation of shares, the total number of shares
authorized to be issued shall be reduced by such            authorized to be issued shall be reduced by such
number of shares cancelled.                                 number of shares cancelled.

Article 8.  (Transfer Agent)                                Article 8.  (Transfer Agent)

     The Company shall have a transfer agent for                 The Company shall have a transfer agent for the
the handling of its shares.                                 handling of its shares.

     The transfer agent and its share handling                   The transfer agent and its share handling office
office shall be determined by resolution of the             shall be determined by resolution of the Board of
Board of Directors and public notice thereof shall          Directors and public notice thereof shall be given.
be given.

     The Shareholders Register and the Beneficial                The Shareholders Register, the Beneficial Owners
Owners Register (hereinafter collectively referred          Register (hereinafter collectively referred to as the
to as the "Shareholders Registers") of the Company          "Shareholders Registers") and the Register of Lost
shall be kept at the share handling office of the           Shares of the Company shall be kept at the share
transfer agent, and the Company shall have the              handling office of the transfer agent, and the Company
transfer agent handle the registration of transfer          shall have the transfer agent handle the registration
of shares, purchase of shares not constituting a            of transfer of shares, purchase of shares not
full unit and other business relating to the                constituting a full unit and other business relating
shares of the Company.                                      to the shares of the Company.

Article 14. (Resolutions)                                   Article 14. (Resolutions)

     Unless otherwise provided by laws or                        Unless otherwise provided by laws or regulations
regulations or by these Articles of                         or by these Articles of
--------------------------------------------------          ------------------------------------------------------

--------------------------------------------------          ------------------------------------------------------
                Current Provisions                                            Proposed Amendments
--------------------------------------------------          ------------------------------------------------------
Incorporation, a majority of the voting rights              Incorporation, a majority of the voting rights held by
held by shareholders present at a general meeting           shareholders present at a general meeting of
of shareholders shall be required to adopt                  shareholders shall be required to adopt resolutions
resolutions thereat.                                        thereat.
                (added)                                          A resolution to be made pursuant to the
                                                            provisions of Article 343 of the Commercial Code
                                                            shall be adopted by two-thirds (2/3) of the voting
                                                            rights held by the shareholders present at the general
                                                            meeting of shareholders, who shall represent one-third
                                                            (1/3) or more of the total number of voting rights of
                                                            all shareholders.

Article 30  (Term of Office of Statutory Auditors)          Article 30  (Term of Office of Statutory Auditors)

     The term of office of a Statutory Auditor                   The term of office of a Statutory Auditor shall
shall expire upon the conclusion of the ordinary            expire upon the conclusion of the ordinary general
general meeting of shareholders held in respect of          meeting of shareholders held in respect of the last
the last business year ending within three (3)              business year ending within four (4) years after his
years after his assumption of office.                       assumption of office.
--------------------------------------------------          ------------------------------------------------------

         AGENDA ITEM NO. 4: ELECTION OF THREE DIRECTORS

         As the term of office of six Directors, namely Messrs. Yoshikata Tsukamoto, Kazuaki Ichihashi, Yuzo Ito, Junichiro Sato, Kazuyasu Iida and Hisami Kashitani will expire, and Director Mr. Toru Ochiai will resign, at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect three Directors.

         The candidates for Directors are as follows:

                                                                                            Number of the
                                                      Brief Personal Record                  Company's
 No. of                                        (Representation of other companies,          shares owned
Candidate        Name (Date of Birth)                        if any)                        by Candidate
---------        --------------------          -----------------------------------          ------------
1                Yoshikata Tsukamoto           April 1972
                 (January 29, 1948)             Entered the Company                           1,131,136
                                               November 1977
                                                Director
                                               November 1981
                                                Managing Director
                                               September 1984
                                                Executive Vice President and
                                                Representative Director

                                                                                            Number of the
                                                          Brief Personal Record              Company's
 No. of                                            (Representation of other companies,      shares owned
Candidate        Name (Date of Birth)                            if any)                    by Candidate
---------        --------------------          ------------------------------------------   ------------
                                               June 1987
                                                President and Representative
                                                Director (continuing to the
                                                present) (Chairman and Director
                                                of Wacoal International Corp.)
---------------------------------------------------------------------------------------------------------

2                Kazuaki Ichihashi             March 1967                                         9,000
                 (January 26, 1945)             Entered the Company
                                               June 1995
                                                Director
                                               April 1997
                                                General Manager of Personnel Department
                                               June 1998
                                                Managing Director
                                               April 2001
                                                Chief of Business Strategy Office and
                                                General Manager of Personnel Department
                                               April 2002
                                                General Manager of Wacoal Brand Operation
                                                Division (continuing to the present)
                                               June 2002
                                                Senior Managing Director (continuing to
                                                the present)
---------------------------------------------------------------------------------------------------------

3                Yuzo Ito                      March 1970                                        12,000
                 (March 15, 1948)                Entered the Company
                                               June 1997
                                                 Director
                                                 (continuing to the present)
                                               April 2001
                                                 Deputy General Manager of Wing Brand
                                                 Operation Division and General Manager
                                                 of Innerwear Merchandise Sales
                                                 Department
                                               April 2002
                                                 General Manager of Wing Brand Operation
                                                 Division (continuing to the present)

         AGENDA ITEM NO. 5: ELECTION OF TWO STATUTORY AUDITORS

         As the term of office of two Statutory Auditors, Messrs. Riichiro Okano and Noboru Unabara, will expire, it is proposed to elect two Statutory Auditors.

         The candidates for Statutory Auditors are as follows:

                                                                                            Number of the
                                                          Brief Personal Record              Company's
 No. of                                            (Representation of other companies,      shares owned
Candidate        Name (Date of Birth)                            if any)                    by Candidate
---------        --------------------          ------------------------------------------   ------------
1                Riichiro Okano                April 1960
                 (May 8, 1935)                  Entered The Mitsui Bank, Limited
                                                (presently, The Bank of Tokyo-Mitsubishi,         3,000
                                                Ltd.)
                                               June 1989
                                                Director of The Mitsui Bank, Limited
                                               January 1992
                                                Managing Director of The Mitsui Bank,
                                                Limited
                                               June 1992
                                                Vice President and Director of The Nikko
                                                Securities Investment Trust and
                                                Management Co., Ltd.
                                               June 1998
                                                President and Director of Chitose Kosan
                                                Co., Ltd.
                                               June 2000
                                                Statutory Auditor of the Company
                                                (continuing to the present)
---------------------------------------------------------------------------------------------------------

2                Noboru Unabara                February 1962
                 (February 26, 1935)            Entered Tsuda Certified Public                    5,000
                                                Accountants Office
                                               April 1965
                                                Registered as Certified Public Accountant
                                               May 1968
                                                Entered Tohmatsu Awoki & Co. (presently,
                                                Tohmatsu & Co.)
                                               November 1972
                                                Member of Tohmatsu Awoki & Co.

                                                                                            Number of the
                                                          Brief Personal Record              Company's
 No. of                                            (Representation of other companies,      shares owned
Candidate        Name (Date of Birth)                            if any)                    by Candidate
---------        --------------------          ------------------------------------------   ------------
                                               May 1974
                                                Representative Member of Tohmatsu Awoki &
                                                Co.
                                               June 2000
                                                Statutory Auditor of the Company
                                                (continuing to the present)

(Note)

         Mr. Riichiro Okano and Mr. Noboru Unabara are candidates for outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha).

         AGENDA ITEM NO. 6: PAYMENT OF RETIREMENT BENEFITS TO RETIRING DIRECTORS

          It is proposed that appropriate retirement benefits be paid to Messrs. Toru Ochiai, Junichiro Sato, Kazuyasu Iida and Hisami Kashitani, each of whom will retire at the conclusion of this Ordinary General Meeting of Shareholders, for their services as Directors. Such benefits will be paid in accordance with the Company's regulations and its customary practices. It is proposed that the details of such payments, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

         The brief personal records of the retiring Directors are as follows:

    Name                                Brief Personal Record
----------------     ----------------------------------------------
Toru Ochiai          June 1994          Director of the Company
                                        (continuing to the present)
-------------------------------------------------------------------

Junichiro Sato       June 1997          Director of the Company
                                        (continuing to the present)
-------------------------------------------------------------------

Kazuyasu Iida        June 1999          Director of the Company
                                        (continuing to the present)
-------------------------------------------------------------------

Hisami Kashitani     June 2001          Director of the Company
                                        (continuing to the present)
-------------------------------------------------------------------